UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

SCHEDULE 13E-3

Rule 13e-3 Transaction Statement under Section 13(e)

of the Securities Exchange Act of 1934

APOLLO RESIDENTIAL MORTGAGE, INC.

(Name of the Issuer)

APOLLO RESIDENTIAL MORTGAGE, INC.

ARM MANAGER, LLC

APOLLO COMMERCIAL REAL ESTATE FINANCE, INC.

ACREFI MANAGEMENT, LLC

ARROW MERGER SUB, INC.

APOLLO GLOBAL MANAGEMENT, LLC

(Name of Person(s) Filing Statement)

Common Stock, $0.01 par value

8.00% Series A Cumulative Redeemable Perpetual Preferred Stock,

$0.01 par value $25.00 mandatory liquidation preference

(Title of Classes of Securities)

03763V102

03763V201

(CUSIP Numbers of Classes of Securities)

Michael A. Commaroto	Stuart A. Rothstein Apollo Commercial Real Estate Finance, Inc.
Apollo Residential Mortgage, Inc. ARM Manager, LLC	ACREFI Management, LLC Arrow Merger Sub, Inc.
c/o Apollo Global Management, LLC	c/o Apollo Global Management, LLC
9 West 57th Street, 43rd Floor	9 West 57th Street, 43rd Floor
New York, New York 10019	New York, New York 10019
(212) 515-3200	(212) 515-3200

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

Raymond Lin, Esq.	Steven Epstein, Esq.	Jay L. Bernstein, Esq.
Thomas Christopher, Esq.	Abigail Bomba, Esq.	Clifford Chance US LLP
William Cernius, Esq. Latham & Watkins LLP 885 Third Ave	Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, New York 10004 (212) 859-8000	31 West 52nd Street New York, New York 10019 (212) 878-8000
New York, New York 10022
(212) 906-1200

This statement is filed in connection with (check the appropriate box):

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A (17 CFR 240.14a-1 to 240.14b-2], Regulation 14C [17 CFR 240.14c-1 to 240.14c-101] or Rule 13e-3(c) [§240.13e-3(c)] under the Securities Exchange Act of 1934.

☒	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**

$428,892,326	$43,189.46***

(*)	Calculated solely for purposes of determining the filing fee. The transaction value was calculated based upon the market value of AMTG common stock (the securities to be acquired in the transaction) in accordance with Rule 0-11(b)(2) of the Securities Exchange Act of 1934, as amended, as follows: the product of (i) $13.37, the average of the high and low prices per share of AMTG common stock as reported on the New York Stock Exchange on April 1, 2016 and (ii) 32,078,708, the estimated maximum number of shares of AMTG common stock that may be acquired in the transaction, including shares reserved for issuance (on a net exercise basis, as applicable) under outstanding AMTG equity awards.

(**)	The amount of filing fee was calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, by multiplying 0.0001007 by the aggregate transaction valuation.

(***)	Previously paid.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $34,477.99	Filing Party: Apollo Commercial Real Estate Finance, Inc.

Form or Registration No.: Registration Statement on Form S-4 (Registration No. 333-210632)	Date Filed: April 6, 2016

Amount Previously Paid: $8,711.48	Filing Party: Apollo Residential Mortgage, Inc.

Form or Registration No.: Schedule 13E-3 (File No. 005-96477)	Date Filed: April 7, 2016

INTRODUCTION

This Amendment No. 1 to the Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (as amended, this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) by (a) Apollo Residential Mortgage, Inc., a Maryland corporation (“AMTG”); (b) ARM Manager, LLC, a Delaware limited liability company and the manager of AMTG (“AMTG Manager”); (c) Apollo Commercial Real Estate Finance, Inc., a Maryland corporation (“ARI”); (d) ACREFI Management, LLC, a Delaware limited liability company and the manager of ARI (“ARI Manager”); (e) Arrow Merger Sub, Inc., a Maryland corporation (“Merger Sub”) and (f) Apollo Global Management, LLC, a Delaware limited liability company (“Apollo”), of which AMTG Manager and ARI Manager are indirect subsidiaries (collectively, the “Filing Persons”).

The Transaction Statement was initially filed with the SEC on April 6, 2016.

On February 26, 2016, AMTG, ARI and Merger Sub entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides for the merger of Merger Sub with and into AMTG (the “first merger”), with AMTG continuing its existence under Maryland law as the surviving entity in the first merger and, promptly after the first merger, AMTG will merge with and into ARI (the “second merger” and, together with the first merger, the “mergers”), with ARI continuing its existence under Maryland law as the surviving entity in the second merger. This Transaction Statement relates to the mergers.

Concurrently with the filing of this Transaction Statement, ARI is filing with the SEC a registration statement on Form S-4 (“Form S-4”), which contains a proxy statement/prospectus, which includes (i) a prospectus of ARI under Section 5 of the Securities Act of 1933, as amended, with respect to the ARI common stock and ARI preferred stock to be issued pursuant to the Merger Agreement and (ii) a notice of meeting and a proxy statement of AMTG under Section 14(a) of the Securities Exchange Act of 1934, as amended, relating to the special meeting of AMTG common stockholders, at which AMTG common stockholders will be asked to consider and vote upon the proposals to (1) approve the first merger and the other transactions contemplated by the Merger Agreement, (2) to adjourn the AMTG special meeting, if necessary or appropriate to solicit additional proxies if there are not sufficient votes to approve the first merger and the other transactions contemplated by the Merger Agreement at the time of the special meeting, and (3) the merger-related named executive officer compensation proposal. A copy of the proxy statement/prospectus is attached hereto as Exhibit (a)(1) and a copy of the Merger Agreement is attached as Annex A to the proxy statement/prospectus.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the proxy statement/prospectus of the information required to be included in responses to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the proxy statement/prospectus, including all annexes, exhibits and appendices thereto, is incorporated in its entirety herein by reference, and the responses to each item in this Transaction Statement are qualified in their entirety by the information in the proxy statement/prospectus. As of the date hereof, the proxy statement/prospectus is in preliminary form and is subject to completion. All information contained in this Transaction Statement concerning any of the Filing Persons has been provided by such Filing Person and no Filing Person has produced any disclosure with respect to any other Filing Person.

This Transaction Statement is being filed because one individual is a director of both ARI and AMTG, which causes ARI and AMTG to be deemed to be “affiliates” for certain purposes including for purposes of Rule 13e-3. The filing of this Transaction Statement is not an admission by any of the Filing Persons that AMTG is “controlled” by Apollo, AMTG Manager, ARI, ARI Manager or any affiliate of Apollo, AMTG Manager or ARI Manager. As of May 1, 2016, certain subsidiaries of Apollo, including AMTG Manager and its controlling persons, together with ARI Manager and its controlling persons, own less than one percent of the outstanding shares of AMTG common stock (and, as a result, have no ability, acting on their own, to cause the election or removal of a member of the AMTG board of directors (the “AMTG Board”)). The transactions contemplated by the Merger Agreement were negotiated by and unanimously recommended by a special committee of the AMTG Board which was composed solely of directors not affiliated with ARI, and the completion of the proposed transaction is subject to the approval of the holders of a majority of the outstanding shares of AMTG common stock other than those shares held by any affiliate of Apollo. The individual who is a director of both ARI and AMTG recused himself from all proceedings of the respective boards of directors of ARI and AMTG in which the transactions contemplated by the Merger Agreements were considered.

Item 1.	Summary Term Sheet (Regulation M-A, Item 1001)

The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Questions and Answers About the Mergers and the Special Meeting”

“Summary”

Item 2.	Subject Company Information (Regulation M-A Item 1002)

(a) Name and Address.

Apollo Residential Mortgage, Inc.

c/o Apollo Global Management, LLC

9 West 57th Street, 43rd Floor

New York, New York 10019

(212) 515-3200

(b) Securities. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Questions and Answers About the Mergers and the Special Meeting”

“The AMTG Special Meeting—Record Date; Who Can Vote at AMTG’s Special Meeting”

(c) Trading and Market Price. The information set forth in the proxy statement/prospectus under the caption “Comparative Per Share Market Price and Dividend Information” is incorporated herein by reference.

(d) Dividends. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“The Agreements—Description of the Merger Agreement—Covenants and Agreements—Conduct of Business of AMTG Pending the Mergers”

“Comparative Per Share Market Price and Dividend Information”

(e) Prior Public Offerings. None.

(f) Prior Stock Purchases. None.

Item 3.	Identity and Background of Filing Persons (Regulation M-A Item 1003)

(a)-(c) Name and Address, Business and Background of Entities, Business and Background of Natural Persons. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary—Parties to the Transaction”

“The Parties”

“Summary—Relationships among Apollo, AMTG, ARI and Athene”

“Special Factors—Interests of AMTG’s Directors and Officers in the Transaction—Relationships among Apollo, AMTG, ARI and Athene”

“Special Factors—Parties to the Transaction”

“Where You Can Find More Information; Incorporation by Reference”

Item 4.	Terms of the Transaction (Regulation M-A Item 1004)

(a) Material Terms. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Questions and Answers About the Mergers and the Special Meeting”

“Summary”

“Special Factors—Background of the Transactions”

“Special Factors—AMTG’s Reasons for the Transactions and Recommendation of AMTG’s Board of Directors”

“Special Factors—ARI’s Reasons for the Transactions”

“Special Factors—Apollo Participants’ Reasons for the Transactions”

“Special Factors—Position of the ARI Participants as to the Fairness of the Mergers”

“Special Factors—Position of the Apollo Participants as to the Fairness of the Mergers”

“Special Factors—Certain ARI Unaudited Prospective Financial Information”

“Special Factors—Interests of AMTG’s Directors and Officers in the Transaction”

“Special Factors—Treatment of AMTG Restricted Shares”

“Special Factors—Other Compensation Arrangements”

“Special Factors—Section 16 Matters”

“Special Factors—Indemnification and Insurance”

“Special Factors—Interests of ARI’s Directors and Officers in the Transaction”

“Special Factors—Vote Required for Approval; Quorum”

“Special Factors—Other Offers”

“Special Factors—Availability of Documents”

“Special Factors—Voting by Apollo Participants and ARI’s Directors and Officers”

“The AMTG Special Meeting”

“The Mergers and Related Transactions”

“The Agreements—Description of the Merger Agreement”

“Comparison of Stockholder Rights”

“Description of ARI Common Stock”

“Description of the ARI Series C Preferred Stock”

Annex A —Agreement and Plan of Merger, dated as of February 26, 2016, by and among Apollo Commercial Real Estate Finance, Inc., Arrow Merger Sub, Inc. and Apollo Residential Mortgage, Inc.

(b) Different Terms. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Questions and Answers About the Mergers and the Special Meeting”

“Summary”

“Special Factors—Interests of AMTG’s Directors and Officers in the Transaction”

“Special Factors—Interests of ARI’s Directors and Officers in the Transaction”

(c) Appraisal Rights. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Questions and Answers About the Mergers and the Special Meeting”

“Summary— Stockholder Appraisal Rights in the Mergers”

“No Appraisal Rights”

(d) Provisions for Unaffiliated Security Holders. None.

(e) Eligibility for Listing or Trading. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary—Listing of Newly Issued ARI Common Stock”

“Summary—Listing of Newly Issued ARI Series C Preferred Stock”

“The Mergers and Related Transactions—Listing of Newly Issued ARI Common Stock”

“The Mergers and Related Transactions—Listing of Newly Issued ARI Series C Preferred Stock”

“Description of ARI Common Stock”

“Description of the ARI Series C Preferred Stock”

Item 5.	Past Contacts, Transactions, Negotiations and Agreements (Regulation M-A Item 1005)

(a) Transactions. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary”

“Special Factors—Interests of AMTG’s Directors and Officers in the Transaction”

“Special Factors—Relationships among Apollo, AMTG, ARI and Athene”

“Special Factors—Other Compensation Arrangements”

In the fiscal year that ended December 31, 2014, Mark C. Biderman received $65,000 in cash and $215,984 in restricted shares of ARI common stock (being based on the aggregate grant date fair value of awards of restricted shares of ARI common stock granted in 2014 and computed in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 718) from ARI as compensation for serving as a member of the ARI Board. In the fiscal year that ended December 31, 2015, Mark C. Biderman received $65,000 in cash and $224,796 in restricted shares of ARI common stock (being based on the aggregate grant date fair value of awards of restricted shares of ARI common stock granted in 2015 and computed in accordance with FASB ASC Topic 718) from ARI as compensation for serving as a member of the ARI Board.

On December 29, 2015 and on March 15, 2016, ARI granted ARI restricted stock units to James E. Galowski with respect to 5,547 shares and 5,095 shares, respectively, of ARI common stock that are subject to vesting.

(b)-(c) Significant Corporate Events, Negotiations or Contacts. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary”

“Special Factors—Background of the Transaction”

“Special Factors—AMTG’s Reasons for the Transaction and Recommendation of AMTG’s Board of Directors”

“Special Factors—ARI’s Reasons for the Transaction”

“Special Factors—Interests of AMTG’s Directors and Officers in the Transaction”

Representatives of Apollo and AMTG Manager had discussions with James E. Galowski regarding his willingness to serve as a member of the AMTG Board prior to Mr. Galowski’s nomination and election to the AMTG Board.

(e) Agreements Involving the Subject Company’s Securities.

“Special Factors—Interests of AMTG’s Directors and Officers in the Transaction”

“Certain Other Beneficial Owners of AMTG Common Stock”

The AMTG Board has established an exemption from the ownership limitations contained in the AMTG charter that permits Apollo and certain of its affiliates to collectively hold up to 25% of the outstanding shares of AMTG common stock.

Item 6.	Purposes of the Transaction and Plans or Proposals (Regulation M-A Item 1006)

(b) Use of Securities Acquired. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Questions and Answers About the Mergers and the Special Meeting”

“Summary”

“The Mergers and Related Transactions —Delisting and Deregistration of AMTG Capital Stock”

“The Agreements—Description of the Merger Agreement—Form, Effective Time and Closing of the Mergers”

“The Agreements—Description of the Merger Agreement—Merger Consideration; Treatment of Securities”

(c)(1)-(8) Plans. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Questions and Answers About the Mergers and the Special Meeting”

“Summary”

“Special Factors—Background of the Transaction”

“Special Factors—AMTG’s Reasons for the Transaction and Recommendation of AMTG’s Board of Directors”

“Special Factors—ARI’s Reasons for the Transaction”

“Special Factors—Interests of AMTG’s Directors and Officers in the Transaction”

“The Mergers and Related Transactions—Listing of Newly Issued ARI Common Stock”

“The Mergers and Related Transactions—Listing of Newly Issued ARI Series C Preferred Stock”

“The Mergers and Related Transactions —Delisting and Deregistration of AMTG Capital Stock”

“Management and Board of Combined Company”

Annex A—Agreement and Plan of Merger, dated as of February 26, 2016, by and among Apollo Commercial Real Estate Finance, Inc., Arrow Merger Sub, Inc. and Apollo Residential Mortgage, Inc.

Item 7.	Purposes, Alternatives, Reasons and Effects (Regulation M-A Item 1013)

(a) Purposes. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Questions and Answers About the Mergers and the Special Meeting”

“Summary”

“Special Factors—Background of the Transaction”

“Special Factors—AMTG’s Reasons for the Transaction and Recommendation of AMTG’s Board of Directors”

“Special Factors—ARI’s Reasons for the Transaction”

(b) Alternatives. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Questions and Answers About the Mergers and the Special Meeting”

“Summary”

“Special Factors—Background of the Transaction”

“Special Factors—AMTG’s Reasons for the Transaction and Recommendation of AMTG’s Board of Directors”

“Special Factors—ARI’s Reasons for the Transaction”

(c) Reasons. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Questions and Answers About the Mergers and the Special Meeting”

“Summary”

“Special Factors—Background of the Transaction”

“Special Factors—AMTG’s Reasons for the Transaction and Recommendation of AMTG’s Board of Directors”

“Special Factors—ARI’s Reasons for the Transaction”

(d) Effects. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Questions and Answers About the Mergers and the Special Meeting”

“Summary”

“Special Factors—Background of the Transaction”

“Special Factors—AMTG’s Reasons for the Transaction and Recommendation of AMTG’s Board of Directors”

“Special Factors—ARI’s Reasons for the Transaction”

“Special Factors—Interests of AMTG’s Directors and Officers in the Transaction”

“The Mergers and Related Transactions—Listing of Newly Issued ARI Common Stock”

“The Mergers and Related Transactions—Listing of Newly Issued ARI Series C Preferred Stock”

“The Mergers and Related Transactions —Delisting and Deregistration of AMTG Capital Stock”

“The Agreements—Description of the Merger Agreement”

“Material U.S. Federal Income Tax Consequences of the Mergers”

“Management and Board of the Combined Company”

Item 8.	Fairness of the Transaction (Regulation M-A Item 1014)

(a)-(b) Fairness; Factors Considered in Determining Fairness. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Questions and Answers About the Mergers and the Special Meeting”

“Summary”

“Special Factors—Background of the Transaction”

“Special Factors—AMTG’s Reasons for the Transaction and Recommendation of AMTG’s Board of Directors”

“Special Factors— Position of the Transaction Parties as to the Fairness of the Mergers”

“Special Factors— Opinion of the Financial Advisor to the AMTG Special Committee”

“Special Factors—ARI’s Reasons for the Transaction”

“Special Factors—Opinion of the Financial Advisor to the ARI Special Committee”

Annex G—Opinion of Morgan Stanley

Annex H—Opinion of Houlihan Lokey Capital, Inc.

(c) Approval of Security Holders. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Questions and Answers About the Mergers and the Special Meeting”

“Summary”

“The AMTG Special Meeting—Vote Required for Approval; Quorum”

“The Agreements—Description of the Merger Agreement”

(d) Unaffiliated Representatives. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers About the Mergers and the Special Meeting”

“The AMTG Special Meeting—Recommendation of the AMTG Board”

“Special Factors—Background of the Transaction”

“Special Factors—AMTG’s Reasons for the Transaction and Recommendation of AMTG’s Board of Directors”

“Special Factors— Opinion of the Financial Advisor to the AMTG Special Committee”

“Special Factors—Interests of AMTG’s Directors and Officers in the Transaction”

Annex G—Opinion of Morgan Stanley

(e) Approval of Directors. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers About the Mergers and the Special Meeting”

“The AMTG Special Meeting—Recommendation of the AMTG Board”

“Special Factors—Background of the Transaction”

“Special Factors—AMTG’s Reasons for the Transaction and Recommendation of AMTG’s Board of Directors”

“Special Factors—Interests of AMTG’s Directors and Officers in the Transaction”

(f) Other Offers. None.

Item 9.	Reports, Opinions, Appraisals and Negotiations (Regulation M-A Item 1015)

(a)-(b) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary”

“Special Factors—Background of the Transaction”

“Special Factors— Opinion of the Financial Advisor to the AMTG Special Committee”

“Special Factors— Opinion of the Financial Advisor to the ARI Special Committee”

“Special Factors—Certain AMTG Prospective Financial Information”

“Special Factors—Certain ARI Prospective Financial Information”

Annex G—Opinion of Morgan Stanley

Annex H—Opinion of Houlihan Lokey Capital, Inc.

The presentations of Morgan Stanley & Co. LLC to the special committee of the AMTG Board dated January 15, 2016, January 25, 2016, February 2, 2016, February 9, 2016, February 24, 2016 and February 25, 2016, are attached hereto as Exhibits (c)(3) through (c)(8), respectively, and are incorporated by reference herein.

The preliminary discussion materials of Houlihan Lokey Capital, Inc. to the special committee of the ARI Board, dated January 6, 2016, January 21, 2016, February 7, 2016 and February 23, 2016, and the presentation of Houlihan Lokey Capital, Inc. to the special committee of the ARI Board, dated February 25, 2016, are attached hereto as Exhibits (c)(9) through (c)(13), respectively, and are incorporated by reference herein.

(c) Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of AMTG during its regular business hours by any interested holder of shares of AMTG common stock or representative who has been designated in writing.

Item 10.	Source and Amounts of Funds or Other Consideration (Regulation M-A Item 1007)

(a)-(b) Source of Funds; Conditions. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Questions and Answers About the Mergers and the Special Meeting”

“Summary”

“The Agreements—Description of the Merger Agreement”

“The Agreements—Description of the Asset Purchase Agreement”

“The Agreements—Description of the Bridge Loan Commitment”

Annex A—Agreement and Plan of Merger, dated as of February 26, 2016, by and among Apollo Commercial Real Estate Finance, Inc., Arrow Merger Sub, Inc. and Apollo Residential Mortgage, Inc.

There are no alternative financing arrangements or alternative financing plans contemplated by the Filing Persons.

(c) Expenses. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary—Termination Fee and Expenses”

“Special Factors—Fees and Expenses”

“The Agreements—Termination Fee and Expenses Payable by AMTG to ARI”

(d) Borrowed Funds. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary—Financing of the Mergers”

“The Agreements—Description of the Asset Purchase Agreement”

“The Agreement—Description of the Bridge Loan Commitment”

Item 11.	Interest in Securities of the Subject Company (Regulation M-A Item 1008)

(a) Securities Ownership. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary”

“Certain Beneficial Owners of AMTG Common Stock”

“Certain Other Beneficial Owners of AMTG Common Stock”

(b) Securities Transactions. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Special Factors—Other Compensation Arrangements”

The following table shows grants of shares of AMTG restricted stock made to executive officers and directors of AMTG on April 1, 2016 pursuant to the AMTG 2011 Equity Incentive Plan.

Name	Number of Shares of Restricted Stock	Price Per Share
Mark C. Biderman	2,819	$0
Thomas D. Christopoul	2,819	$0
Fredrick J. Kleisner	2,819	$0
Hope S. Taitz	2,819	$0

Item 12.	The Solicitation or Recommendation (Regulation M-A Item 1012)

(d) Intent to Tender or Vote in a Going Private Transaction. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Questions and Answers About the Mergers and the Special Meeting”

“Summary”

“The AMTG Special Meeting”

“Special Factors—Background of the Transaction”

“Special Factors—AMTG’s Reasons for the Transaction and Recommendation of AMTG’s Board of Directors”

“Special Factors—ARI’s Reasons for the Transaction”

“Special Factors—Voting by AMTG’s Directors and Officers”

“Special Factors—Voting by Apollo Participants and ARI’s Directors and Officers”

(e) Recommendation of Others. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Questions and Answers About the Mergers and the Special Meeting”

“Summary”

“The AMTG Special Meeting”

“Special Factors—Background of the Transaction”

“Special Factors—AMTG’s Reasons for the Transaction and Recommendation of AMTG’s Board of Directors”

“Special Factors—ARI’s Reasons for the Transaction”

Item 13.	Financial Statements (Regulation M-A Item 1010)

(a) Financial Information. The audited financial statements set forth in AMTG’s Annual Reports on Form 10-K for the years ended December 31, 2014 and December 31, 2015 are incorporated by reference herein. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Selected Historical Financial Data”

“Comparative Per Share Data”

“Ratio of Earnings to Combined Fixed Charges”

“Where You Can Find More Information; Incorporation by Reference”

(b) Pro Forma Information. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Selected Unaudited Pro Forma Condensed Combined Financial Information”

“Pro Forma Financial Information”

“Comparative Per Share Data”

“Ratio of Earnings to Combined Fixed Charges”

Item 14.	Persons/Assets, Retained, Employed, Compensated and Used (Regulation M-A Item 1009)

(a)-(b) Solicitations and Recommendations; Employees and Corporate Assets. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Questions and Answers About the Mergers and the Special Meeting”

“Summary—Relationships among Apollo, AMTG, ARI and Athene”

“The AMTG Special Meeting—Solicitation of Proxies”

“Special Factors—Background of the Transaction”

“Special Factors—AMTG’s Reasons for the Transaction and Recommendation of AMTG’s Board of Directors”

“Special Factors— Interests of ARI’s Directors and Officers in the Transaction”

“Special Factors—Relationships among Apollo, AMTG, ARI and Athene”

“Special Factors—Interests of AMTG’s Directors and Officers in the Transaction”

“The Agreements—Description of Letter Agreements with the Managers”

Item 15.	Additional Information (Regulation M-A Item 1011)

(b) The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary—Interests of AMTG’s Directors and Officers in the Transaction”

“Summary—Interests of ARI’s Directors and Officers in the Transaction”

“Proposals Submitted to AMTG Stockholders—Merger-Related Named Executive Officer Compensation Proposal”

“Special Factors—Interests of AMTG’s Directors and Officers in the Transaction”

“Special Factors— Interests of ARI’s Directors and Officers in the Transaction”

(c) Other Material Information. The information set forth in the proxy statement/prospectus, including all annexes, exhibits and appendices thereto, is incorporated herein by reference.

Item 16.	Exhibits (Regulation M-A Item 1016)

(a)(1) The preliminary proxy statement/prospectus of AMTG (incorporated by reference to Form S-4 filed by ARI on April 6, 2016 and Amendment No. 1 to Form S-4 filed by ARI on May 23, 2016 (Registration No. 333-210632))

(a)(2) Form of Proxy Card (incorporated by reference to the proxy statement/prospectus)

(a)(3) Letter to AMTG Stockholders (incorporated by reference to the proxy statement/prospectus)

(a)(4) Notice of Special Meeting of Stockholders (incorporated by reference to the proxy statement/prospectus)

(a)(5) Joint Press Release of ARI and AMTG, dated February 26, 2016 (incorporated by reference to Exhibit 99.1 to AMTG’s Current Report filed on Form 8-K with the SEC on February 26, 2016)

(a)(6) Presentation (incorporated by reference to ARI’s filing on March 8, 2016 with the SEC pursuant to Rule 425 of the Securities Act of 1933)

(a)(7) Transcript of a question and answer session during a conference on financial institutions sponsored by RBC Capital Markets held on March 8, 2016 (incorporated by reference to ARI’s filing on March 9, 2016 with the SEC pursuant to Rule 425 of the Securities Act of 1933)

(a)(8) Presentation (incorporated by reference to ARI’s filing on March 18, 2016 with the SEC pursuant to Rule 425 of the Securities Act of 1933)

(a)(9) Email from AMTG to Apollo on February 26, 2016 (incorporated by reference to AMTG’s filing on February 26, 2016 with the SEC pursuant to Rule 425 of the Securities Act of 1933)

(a)(10) Presentation (incorporated by reference to ARI’s filing on March 18, 2016 with the SEC pursuant to Rule 425 of the Securities Act of 1933)

(a)(11) Item 10—Directors, Executive Officers and Corporate Governance (incorporated by reference to Form 10-K for the fiscal year ended December 31, 2015 filed by Apollo Global Management, LLC with the SEC on February 29, 2016 (File No. 001-35107)).

(b)(1) Commitment Letter, dated as of February 26, 2016, by and between Apollo Commercial Real Estate Finance, Inc. and Athene USA Corporation (incorporated by reference to the proxy statement/prospectus)

(c)(1) Opinion of Morgan Stanley & Co., LLC, dated February 25, 2016 (incorporated by reference to the proxy statement/prospectus)

(c)(2) Opinion of Houlihan Lokey Capital, Inc., dated February 25, 2016 (incorporated by reference to the proxy statement/prospectus)

(c)(3) Presentation of Morgan Stanley & Co., LLC to the special committee of the AMTG Board, dated January 15, 2016*

(c)(4) Presentation of Morgan Stanley & Co., LLC to the special committee of the AMTG Board, dated January 25, 2016*

(c)(5) Presentation of Morgan Stanley & Co., LLC to the special committee of the AMTG Board, dated February 2, 2016*

(c)(6) Presentation of Morgan Stanley & Co., LLC to the special committee of the AMTG Board, dated February 9, 2016*

(c)(7) Presentation of Morgan Stanley & Co., LLC to the special committee of the AMTG Board, dated February 24, 2016*

(c)(8) Presentation of Morgan Stanley & Co., LLC to the special committee of the AMTG Board, dated February 25, 2016*

(c)(9) Preliminary Discussion Materials of Houlihan Lokey Capital, Inc. to the special committee of the ARI Board dated January 6, 2016*

(c)(10) Preliminary Discussion Materials of Houlihan Lokey Capital, Inc. to the special committee of the ARI Board, dated January 21, 2016*

(c)(11) Preliminary Discussion Materials of Houlihan Lokey Capital, Inc. to the special committee of the ARI Board, dated February 7, 2016*

(c)(12) Preliminary Discussion Materials of Houlihan Lokey Capital, Inc. to the special committee of the ARI Board, dated February 23, 2016*

(c)(13) Presentation of Houlihan Lokey Capital, Inc. to the special committee of the ARI Board, dated February 25, 2016*

(d) Agreement and Plan of Merger, dated as of February 26, 2016, by and among Apollo Commercial Real Estate Finance, Inc., Arrow Merger Sub, Inc. and Apollo Residential Mortgage, Inc. (incorporated by reference to the proxy statement/prospectus)

(f) None

(g) None

*	Previously filed.

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of June 15, 2016

APOLLO RESIDENTIAL MORTGAGE, INC.

By:	/s/ Michael A. Commaroto
	Name:	Michael A. Commaroto
	Title:	President and Chief Executive Officer

APOLLO COMMERCIAL REAL ESTATE FINANCE, INC.

By:	/s/ Stuart A. Rothstein
	Name:	Stuart A. Rothstein
	Title:	President and Chief Executive Officer

ARROW MERGER SUB, INC.

By:	/s/ Stuart A. Rothstein
	Name:	Stuart A. Rothstein
	Title:	President and Chief Executive Officer

ARM MANAGER, LLC

By:	/s/ Jessica L. Lomm
	Name:	Jessica L. Lomm
	Title:	Vice President

ACREFI MANAGEMENT, LLC

By:	/s/ Jessica L. Lomm
	Name:	Jessica L. Lomm
	Title:	Vice President

APOLLO GLOBAL MANAGEMENT, LLC

By:	/s/ John J. Suydam
	Name:	John J. Suydam
	Title:	Chief Legal Officer